SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

_____________________

FORM 11-K

(Mark One):

/ X  /

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

/___/

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission file number 1-8529

The Legg Mason

Profit Sharing and 401(k) Plan and Trust

 (Full title of the plan and the address of the plan,

if different from that of the issuer named below)

Legg Mason, Inc.

100 Light Street

Baltimore, Maryland  21202

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.

Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

The Legg Mason Profit

Sharing and 401(k) Plan and

Trust

Financial Statements

December 31, 2005 and 2004

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Index

December 31, 2005 and 2004

Page(s)

Report of Independent Registered Public Accounting Firm……………………………………………5

Financial Statements

Statements of Net Assets Available for Plan Benefits……………………………………………………...6

Statement of Changes in Net Assets Available for Plan Benefits…………………………………………..7

Notes to Financial Statements…………………………………………………………………………...8-13

Supplemental Schedule*

Schedule of Assets (Held at End of Year)………………………………………………………………...15

* The other schedules required by 29 CFR 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees of The Legg Mason Profit Sharing and 401 (k) Plan and Trust:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Legg Mason Profit Sharing and 401 (k) Plan and Trust (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005  in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 29, 2006

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Cash	$ 6,915,117	$ 390,978
Investments, at fair value
Participant-directed investments	751,755,229	721,080,748
Loans to participants	8,519,162	10,521,036
Total investments	760,274,391	731,601,784

Employer contribution receivable	37,866,880	35,958,514
Receivable for investments sold	560,244	3,185,523
Total assets	805,616,632	771,136,799

Liabilities
Payable for investments sold	24,239	-
Total assets available for benefits	$ 805,592,393	$ 771,136,799

See accompanying notes to the financial statements.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2005

Additions to net assets attributable to
Contributions
Employer	$ 37,866,880
Employee	38,478,660
76,345,540
Interest and dividend income	26,116,875
Net appreciation in fair value of investments	73,230,403
Total additions	175,692,818

Deductions from net assets attributable to
Benefits paid to participants	141,237,224
Total deductions	141,237,224
Net increase in plan assets	34,455,594
Net assets available for benefits
Beginning of year	771,136,799
End of year	$ 805,592,393

See accompanying notes to the financial statements.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

1.

Description of Plan

The following description of the Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of Legg Mason & Co., LLC ("LM & Co"), and affiliated participating companies (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).  An employee becomes eligible to participate in the Plan on their date of hire.  A participant shares in employer contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year.

Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.

A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code.

B.

A voluntary compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year.  This compensation deferral, if elected, cannot be less than 1% nor more than 50% of the compensation that would otherwise have been paid to the participant during the Plan year.

The Company will contribute a matching contribution to all eligible employees equal to 50% of the employee’s contribution up to 6% of such employee’s annual earnings up to a maximum of $3,000 per employee annually.  Additionally, the Company may make discretionary profit sharing contributions to the Plan.  See Note 3 for further disclosure.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and (c) forfeitures of terminated participants’ non-vested accounts.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

Vesting

Participants are immediately vested in voluntary contributions, rollover contributions, and income earned thereon.  Participants will immediately vest in the Company’s matching contribution only if they are eligible to receive one.  Vesting in the Company’s discretionary profit sharing contributions are based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested

less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant’s account becomes 100% vested in the profit sharing contribution, regardless of years of service, at age 65 or in the event of permanent disability or death.

Payment of Benefits

Upon an employee’s withdrawal from the Plan or a break in service of more than five years, any non-vested portion of a participant’s account is forfeited and is reallocated to participants’ accounts in the same proportion as the Company’s contribution to the Plan attributable to the Plan year in which the forfeitures occurred.

Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option as provided by the Plan.

Loans to Participants

Participants are eligible to obtain loans from the Plan. Participants can borrow up to 50% of their vested account balance, but not more than $50,000 less the highest outstanding loan balance during the preceding twelve months. Loan repayment periods range from one to twenty-four years.  The loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan.  As of December 31, 2005, interest rates on these loans ranged from 4.0% to 10.5%.  The Company has the authority to deny plan loans to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002.  The Company has the right to discontinue the policy of extending loans to participants, however, it may not affect the terms or provisions of any loans outstanding at that time.

Administrative Expenses

The Company pays all of the administration and operations expenses of the Plan.

Plan Changes

On January 1, 2005, the plan changed record keepers to The 401(k) Company.   Participants could not make any changes to their account balances through January 18, 2005.

On December 1, 2005, Legg Mason, Inc. completed the sale of its subsidiary, Legg Mason Wood Walker, Inc.  As a result, the Plan Sponsor was changed to LM & Co.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

2.

Significant Accounting Policies

A.  Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

B.

Investments Valuation and Income Recognition

Plan investments are stated at fair value.  Shares of registered investment companies are reported at their stated net asset value per share and shares of common stock are valued at quoted market prices.  Unit values of the common stock fund are based on the quoted market price of common stock held by the fund, along with cash equivalents.  Participant loans are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are reflected on a trade date basis.

Dividend income is recorded on the ex-dividend date.  Dividends earned from mutual fund investments and the Legg Mason Common Stock Fund are reinvested into additional shares of those funds.  Dividends earned from Legg Mason stock are reallocated to other funds based on current investment elections.  Interest income is accrued as earned.

The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.

C.

Contribution

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.  Company contributions are made annually and recorded in the period to which it relates.

D.

Payment of Benefits

 Benefits are recorded when paid.

E.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deduction from Plan assets during the reporting period.  Actual results could differ from those estimates.

F.

Risks and Uncertainties

The Plan provides for investment options in mutual funds.  Investment securities held by mutual funds are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

G.

Investment Options

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year).

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

Participants may change their investment options and transfer amounts between funds daily.

3.

Employer Contribution

The Company approved discretionary contributions for 2005 and 2004 of $29,994,934 and $28,349,961, respectively.  The Company made matching contributions aggregating $7,871,946 in 2005 and $7,608,553 in 2004.  These Company contributions were transferred to the Plan subsequent to December 31 of each year, and accordingly, are included in contributions receivable in the financial statements.

4.

Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31, 2005	December 31, 2004

Legg Mason Value Trust, Institutional Class, 2,722,264 and 3,149,045 shares, respectively	$ 205,884,845	$ 223,928,563
Legg Mason Special Investment Trust, Institutional Class, 2,209,849 and 2,297,070 shares, respectively	115,773,970	112,043,325
Legg Mason Opportunity Trust, Institutional Class, 4,995,240 and 5,201,650 shares, respectively	85,018,984	82,082,035
Legg Mason Common Stock Fund, 1,025,434 and 1,249,678 shares, respectively	60,656,354	45,088,384

During 2005, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 33,140,047
Common stock investments	40,090,356
$ 73,230,403

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

5.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004

Net assets available for benefits per the financial statements	$ 805,592,393	$ 771,136,799
Amounts allocated to withdrawing participants	(7,350,247)	-
Net assets available for benefits per Form 5500	$ 798,242,146	$ 771,136,799

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500:

2005

Benefits paid to participants per the financial statements	$141,237,224
Add: amounts allocated to withdrawing participants at December 31, 2005	7,350,247
Benefits paid to participants per Form 5500	$ 148,587,471

6.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become fully vested in their accounts.

7.

Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 31, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.

Forfeitures

Terminating members of the Plan are paid the current value of the vested balance in their plan account as soon as administratively feasible.  Unvested amounts are forfeited and reallocated to continuing participants in the year in which they are forfeited.  As of December 31, 2005 and 2004, forfeitures totaled $759,233 and $858,162, respectively.  Forfeitures are allocated in subsequent years based on the respective profit sharing allocations.  During 2005, $843,214 in forfeitures were credited to participant accounts.

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Notes to Financial Statements

December 31, 2005 and 2004

9.

Other Matters

The Plan invests in shares of Legg Mason, Inc. common stock which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from an old plan.  Sales of 87,765 shares or $9,767,270 of Legg Mason, Inc. common stock were made during 2005.  There were no purchases of Legg Mason, Inc. common stock during 2005.  The market value of Legg Mason, Inc. common stock at December 31, 2005 and 2004 was $13,574,270 (113,412 shares) and $14,738,219 (201,177 shares), respectively.

Cash balances maintained by the Plan and the Legg Mason, Inc. common stock directly owned by the Plan are held by M&T Bank and Deutche Bank, respectively, in investment accounts.  The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by a third party custodian.

Sales of 821,659 shares or $42,160,610 and purchases of 597,415 shares or $26,327,012 of the Legg Mason Common Stock Fund units were made during 2005.  The market value of the Legg Mason Common Stock Fund at December 31, 2005 and 2004 was $60,656,354 (1,025,434 units) and $45,088,384 (1,249,678 units), respectively.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan.  Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds.  The Legg Mason funds in the Plan qualify as a party-in-interest.

10.

Subsequent Events

On December 1, 2005, Legg Mason, Inc. acquired substantially all of Citigroup, Inc.'s worldwide asset management business ("CAM") in exchange for Legg Mason's Private Client and Capital Markets ("PC/CM") business, common and preferred stock and cash.  As a result of the exchange, approximately 2,600 PC/CM employees were terminated and may transfer their assets out of the Plan.  Approximately $247,700,000 in PC/CM assets have been transferred out in 2006.  On January 1, 2006, approximately 1,300 CAM employees became eligible to participate in the Plan.  To date, $23,500,000 in assets have been rolled into the Plan.

On February 16, 2006, the Legg Mason Cash Reserve Trust Fund was liquidated.  The balance in the fund, $32,457,643, was automatically transferred to the Citi Institutional Reserve Fund Class A, unless otherwise directed by an individual participant.

SUPPLEMENTAL SCHEDULE

The Legg Mason Profit Sharing and 401(k) Plan and Trust

Schedule of Assets (Held at End of Year)

December 31, 2005 and 2004                                                                                          Schedule I

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	** Cost	No. of Shares	Current Value
Legg Mason American Leading Companies Trust, Institutional Class *	Registered Investment Company		614,897	$ 15,267,892
Legg Mason Balanced Trust, Institutional Class *	Registered Investment Company		28,382	317,027
Legg Mason Cash Reserve Trust *	Registered Investment Company		36,512,309	37,421,466
Legg Mason Growth Trust, Institutional Class *	Registered Investment Company		174,901	5,456,906
Legg Mason High Yield Portfolio, Institutional Class *	Registered Investment Company		324,834	2,910,509
Legg Mason International Equity Trust, Institutional Class *	Registered Investment Company		314,544	5,189,972
Legg Mason Investment Grade Income Portfolio, Institutional Class *	Registered Investment Company		292,308	3,042,921
Legg Mason Limited Duration Bond Portfolio, Institutional Class *	Registered Investment Company		613,409	6,256,771
Legg Mason Opportunity Trust, Institutional Class*	Registered Investment Company		4,995,240	85,018,984
Legg Mason Special Investment Trust, Institutional Class *	Registered Investment Company		2,209,849	115,773,970
Legg Mason U.S. Small Cap Value Trust, Institutional Class *	Registered Investment Company		615,117	9,128,336
Legg Mason Value Trust, Institutional Class *	Registered Investment Company		2,722,264	205,884,845
Legg Mason Common Stock *	Common Stock		113,412	13,574,270
Legg Mason Common Stock Fund *	Unitized Fund		1,025,434	60,656,354
Western Asset Core, Institutional Class *	Registered Investment Company		880,205	9,867,096
Royce Pennsylvania Mutual Fund, Investment Class*	Registered Investment Company		1,585,195	17,088,404
North Track ARCAEx Tech 100 Index Fund	Registered Investment Company		140,928	3,406,235
PIMCO Foreign Bond	Registered Investment Company		172,204	1,794,361
PIMCO Total Return	Registered Investment Company		373,752	3,924,391
SSGA S&P 500 Index Fund	Registered Investment Company		488,534	10,039,373
T Rowe Price Small Cap Stock Fund	Registered Investment Company		334,815	10,985,291
Templeton World Class A	Registered Investment Company		1,845,875	32,745,824
American Washington Mutual Investors Class A	Registered Investment Company		577,289	17,803,579
Franklin Small-Mid Cap Growth Class A	Registered Investment Company		266,453	10,050,621
American EuroPacific Growth Fund Class A	Registered Investment Company		801,922	32,958,999
Eaton Vance Income of Boston Class A	Registered Investment Company		525,609	3,321,851
Dodge and Cox Balanced Fund	Registered Investment Company		155,393	12,639,698
Davis Opportunity Fund Class Y	Registered Investment Company		344,566	8,596,915
American Growth Fund of America, R5	Registered Investment Company		344,647	10,632,368
Participant Loans	Maturity dates range from 2006 to 2030. Interest rates range from 4.0% to 10.5%			8,519,162
				$ 760,274,391
* Denotes a party-in-interest as defined by ERISA.
** Participant driven investments, therefore, no cost basis required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

June 29, 2006

THE LEGG MASON PROFIT SHARING AND 401(k) PLAN AND TRUST

By:

/s/ Joseph E. Timmins III

Joseph E. Timmins III

Plan Administrator

EXHIBIT INDEX

Exhibit No.

Page No.

23.1

Consent of Independent Registered Public Accounting

     18

     Firm

99.1

Certification of Chief Executive Officer pursuant to

     19

     18 U.S.C. Section 1350, as adopted pursuant to

     Section 906 of the Sarbanes-Oxley Act of 2002

99.2

Certification of Principal Financial Officer pursuant to

     20

     18 U.S.C. Section 1350, as adopted pursuant to

     Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66891) of Legg Mason, Inc. of our report dated June 29, 2006 relating to the financial statements of the Legg Mason, Inc. Profit Sharing and 401(k) Plan and Trust, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

June 29, 2006

Exhibit 99.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) on Form 11-K for the period ending December 31, 2005, as filed with the Securities and Exchange Commission (the “Report”), I, Raymond A. Mason, Chief Executive Officer of Legg Mason, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Raymond A. Mason

Raymond A. Mason

Chief Executive Officer

June 29, 2006

Exhibit 99.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Legg Mason Profit Sharing and 401(k) Plan and Trust (the “Plan”) on Form 11-K for the period ending December 31, 2005, as filed with the Securities and Exchange Commission (the “Report”), I, Charles J. Daley, Jr., Principal Financial Officer of Legg Mason, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Charles J. Daley, Jr.

Charles J. Daley, Jr.

Principal Financial Officer

June 29, 2006